UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 1)*

CannaVEST Corp. (formerly Foreclosure Solutions, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

137653101

(CUSIP Number)

9030 West Sahara Avenue, #128, Las Vegas, Nevada 89117, Attn: Nicholas Filardo

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 137653101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bamburgh Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 628,191
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 628,191

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,191
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

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CUSIP No. 137653101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicholas Filardo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 628,191
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 628,191

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,191
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

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ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (“Statement”) filed on behalf of the Reporting Persons with the Securities Exchange Commission on November 30, 2012. This Amendment relates to the common stock, no par value per share (the “Common Stock”), of CannaVEST Corp. (formerly Foreclosure Solutions, Inc.), a Texas corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4660 La Jolla Village Drive, Suite 500, San Diego, California 92122.

Except as specifically amended by this Amendment, the disclosure in the Statement remains in full force and effect. Capitalized terms used in this Amendment but not otherwise defined shall have the meanings given to such terms in the Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended and restated as follows:

(a) As of the date of this Amendment, the Reporting Persons may be deemed to beneficially own an aggregate of 628,191 shares of Common Stock, which constitutes 8.0% of the shares of Common Stock outstanding. The percentage set forth in Row 13 of the cover page and this Item 5(a) assumes that 7,900,000 shares of Common Stock were outstanding as of the date of this Statement. The Issuer reported in its Quarterly Report on Form 10-Q filed on October 26, 2012, that 7,000,000 shares of Common Stock were outstanding as of such date. The Issuer reported in its Amendment to Current Report on Form 8-K filed on February 13, 2013, that an additional 900,000 shares were issued to PhytoSPHERE Systems, LLC; therefore, following such issuance, 7,900,000 shares of Common Stock are outstanding.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibits:

Exhibit 4	Joint Filing Agreement.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2013

Date

BAMBURGH HOLDINGS, LLC

By:  /s/ Nicholas Filardo

        Nicholas Filardo

/s/ Nicholas Filardo

Nicholas Filardo

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Exhibit 4

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each of such parties.

Date: February 21, 2013

BAMBURGH HOLDINGS, LLC

By:  /s/ Nicholas Filardo

        Nicholas Filardo, Manager

/s/ Nicholas Filardo

Nicholas Filardo

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